Makeba

Technology Retail Software App Ecommerce

The easy way to pay and send money in Africa

MAKEBA.MONEY NEW YORK NEW YORK



Yamandou
Alexander
Founder, CEO



Income inequality is one of the most important challenges of our time. Technology allows us to address financial inclusion. We are in business to make money, but to do so in a socially responsible way. We go beyond moving money forward for our customers and offer them innovative products that solve their most acute pain points.

Yamandou Alexander CEO @ Makeba

Why you may want to support us...

1. Instant mobile payments with 90% lower fees than credit cards
2. Instant international remittance with 90% lower fees than cash agents
3. Product is fully operational in our first test market
4. Customer base growing by 75% per month
5. We have already raised $2.5 million

WE'VE RAISED $2,600,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Yamandou Alexander

CEO

Serial entrepreneur and philanthropist with decades of experience building technology and infrastructure projects in Africa.



Mayoro Diagne

Technology Project Manager

Mayoro has over 15 years of IT experience leading major governmental projects with large social impact. He leads the development and technology team at Makeba.



Hernidia Tavares

Cape Verde Country Manager

Hernidia is responsible for customer acquisition, marketing and business partnerships in our pilot market of Cape Verde. She has extensive experience in marketing and sales for consumer products and telecommunication companies in Cape Verde.



Adriana Henriquez

Chief Operating Officer

Adriana holds over 18 years of experience in scaling startups through strategy, operations and business development. Following on 18 years of experience, she oversees operations, risk management, compliance, and governance for Makeba.



Erik Jarlsson

Chief Creative Officer

Erik has over 20 years of experience creating innovative design solution for startups and Fortune 500 companies in the US and Europe. At Makeba Erik leads the UX/UI design and oversees branding initiatives.



Dana Endundo Ferreira

Market Director, Europe

Dana is over 14 years of experience in Marketing and Digital Strategy, including for Citibank and The Bank of New York Mellon. Dana leads Makeba's customer acquisition effort in Europe.



Fatim Sow

Chief of Staff

Fatim comes to Makeba with over 15 years of experience in new product development, marketing and entrepreneurship in consumer products. At Makeba, Fatim is involved with business development initiatives.

In the news

Cabo Verde: Correios querem pagamento de pensoes via telemovel | e-Global

Os Correios de Cabo Verde (CCV) declararam, atraves de uma nota de imprensa, que querem criar condicoes para o pagamento de pensoes sociais via telemovel, atraves de uma aplicacao de transferencia bancaria

April 25, 2020 @ e-global.pt

The future of African Banking and the impact of mobile money - FurtherAfrica

Technology is changing the world of finance at a staggering pace and Africa is quietly leading the way in mainstream adoption. General infrastructure has been a historical deterrent to the dissemination of

January 6, 2020 @ furtherafrica.com

Cabo Verde ve no sistema de pagamento Makeba alternativa para aumentar inclusao financeira

O primeiro-ministro cabo-verdiano, Ulisses Correia e Silva, ve no sistema de pagamento Makeba, lancado esta quarta-feira, na Cidade da Praia, uma alternativa para aumentar a inclusao financeira em Cabo Verde.

December 19, 2018 @ jornaleconomico.sapo.pt

We help people & businesses in emerging markets join the modern economy.

1. Introduction


Remittances and payments in one
09:41
Pay
Please confirm your purchase details
Pay
Café Martim
Amount
$8.50
PAY NOW

We've built a financial ecosystem that combines money transfers and point-of-sale payments into a platform that is lightning fast, highly secure and very low-cost.

While the opportunity is global, we're first targeting Africa where the demand is high and our team is experienced.

2. African Opportunity

$65 billion received in remittances per year



80% of payments made in cash



500 million affordable smartphones in use and growing fast



Growing economomy, GDP up 3.8% in 2018



Remittance Costs - The average cost of remittance to Africa is very high at 9.5% on average. Despite the high cost Africa receive a lot of remittances - $ 65 billion in 2018 alone.

Cash Transactions - In Africa 80% of transactions are still done entirely in cash - a practice that is unsafe and unpractical for both individuals and businesses. The informal sector is huge in Africa - close to $ 1 trillion in 2016.

Credit Cards - Card penetration is still very low in Africa - only 21% of the adult sub-Saharan population have a bank account at all. Even in areas where card payment is more common the high transaction fees are a heavy burden for businesses.

Smartphone Explosion - Sub-Saharan Africa has an estimated 500 million low-cost smartphones today and the number is steadily climbing. Ever faster mobile networks are rapidly rolled out across the continent to meet the demand.

Young and Growing - 70% of Africa's 1.2 billion people are under the age of 30 - a large group of increasingly educated and tech-savvy consumers coming onto the job market. Africa's economy is also on an upward trend - GDP grew by 3.8% in 2018.

3. Our Idea


Cut out the middlemen that drive up cost

We see Makeba as complete financial ecosystem that removes the need for cash, credit cards and money transfer agents - and replaces them with mobile payments.

By cutting out the middlemen Makeba transactions are able to move between sender and recipient instantly. No costly payment networks or slow go-between partners means a better and cheaper service for our customers.

The goal is for our customers to pay for everything in their lives with Makeba - from sending and receiving remittances to buying groceries and shopping online.


90% cheaper remittances from US & EU
90% cheaper point-of-sale transactions

Left: Average remittance cost from US & EU to Africa compared to Makeba. Right: Average credit card fee compared to Makeba US transaction fees.

How we make money

We want to grab a share of the remittances market going to and within Africa, collecting a fee on every transfer. At the same time we want to gain a share of the point-of-sale payments in Africa, collecting a transaction fee for every payment. With remittances and payments as our foundation we then aim to expand to additional financial services to add additional sources of revenue.

In the first year of operation we expect our sources of income to be:
• Remittance Fees
• Merchant Transaction Fees
• Cash Withdrawal Fees
• Monthly Subscription Fees
• Currency Exchange
• Sale of Airtime & Data
• Interest from Customer Deposits

We aim to establish a reliable flow of revenue by encouraging our customers so subscribe to our monthly plans that lower their per-transaction fees.

4. Our Product

Our product is small suite of tightly integrated solutions:
• A mobile app for individuals (complete)
• A mobile app for merchants (complete)
• An online payment SDK (in development)



Makeba Merchant
App
Items
$13.50
Makeba Money
App
Money Transfer
João M.
$10.00
NEXT

Makeba Money App

Money Transfers

Lets customers send money instantly to other Makeba users. Only the phone number of the recipient is needed to send a transfer.

Payments

Secure payments in stores and online.

Messenger

Customers can chat securely to friends and family as well as request and attach money.

Cash Services

Allows customers withdraw and deposit cash at partner banks and at local businesses who are using Makeba Merchant.

Bill Pay & Airtime

Customers can buy airtime directly from the app as well as pay bills from Makeba Merchants, and more.

Cost

There is no monthly fees for Makeba although customers can select a monthly plan to further lower their remittance fees. It's always free to receive money, chat and make payments.

View in App Store

Makeba Merchant App

Point of Sale

Makeba Merchant is a free POS app for accepting payments from Makeba Money customers.

Manage Employees

Merchants can track their employees sales in real time and set customized permissions for each employee.

Fast & Secure

Unlike with credit cards there are no unexpected chargebacks, and payments are deposited in full instantly.

Cost

There are no set-up cost, monthly minimums and no subscription fees - although customers can select a monthly plan to further lower their transaction fees.

View in App Store

Payment SDK

We are currently in the testing phase of our Payment SDK which will allow third party apps and websites to accept Makeba as a form of payment.

The SDK will eventually have all the benefits of the apps.


1. SELECT YOUR PAYMENT METHOD
Credit card
Paypal
MAKEBA
NEXT
Pay
Please confirm your purchase details
Airways
$1,300.00

We are developing a Payment SDK so third parties can charge using Makeba


Credit Cards
2.9%
+ 30¢
Makeba
0.25%
+ 10¢

Makeba US transaction fees compared to average US credit card fees.

Product Security

Security is our top priority - we've made sure to build Makeba with the latest encryption technology and security protocols to help keep our platform safe.

With Makeba fraudulent charges are near impossible as each payments requires the user's explicit approval to be processed. Unlike credit cards, Makeba transaction can't be made without the customer agreeing to it.

Also, all our customers must pass thru the same KYC process, so we know who is behind each transaction and can better monitor each account for suspicious activity.

All our customer deposits are held by our bank partners in insured bank accounts that follow the same regulation and security protocols as normal bank accounts do.


Transaction are locked to the user's phone with two-factor authentication
All transaction are approved by the customer before being processed
All users must pass bank regulated KYC process

5. Proof of Concept


Makeba is fully operational in Cabo Verde

To test out our technology we launched Makeba in the West African country of Cape Verde earlier this year, and the reception has been great.

We already have 1,500 customers in Cape Verde, and the customer base keeps growing 70% per month.

Together with our local bank partner Banco BAI we are currently offering our customers:
• mobile payments
• domestic money transfers
• airtime purchases
• payment of DUC taxes
• pension deposits


5 de junho
1979 - 2019
A HISTÓRIA

Shell licensee partnership announcement


MAKEBA

The prime minister of Cabo Verde, Ulisses Correia e Silva, at the Makeba launch



Senior citizens can sign up to receive pension payments with Makeba

We've had great feedback from businesses and from the government in Cape Verde. For instance we have recently partnered with the post office to deliver electronic pension payments using Makeba.

We are learning a lot from experiences in Cape Verde and we are rolling it all back into our technology.

6. Expansion Goals

Our immediate goal is to raise $ 600,000 in funding with WeFunder to help us launch in the US and Senegal by the end of 2020. Through the bank partnerships we have in place we aim to then quickly launch in 14 additional West African countries and EU regions with an African diaspora.
Looking further ahead, our long term objective is to have 9 million subscribers and $ 1 billion in revenue by 2025.


Bank Partners
Orabank
West Africa
Providus Bank
Nigeria
Banco BAI
Cabo Verde
Banco BNI
Europe
Bank To Be Announced
United States
Pop: 328M
Pop: 515M
Pop: 346M

Near term expansion goal with our partner banks

7. Customer Acquisition

Leveraging our Merchant Network
We will focus on first building a strong network of merchants that accept Makeba through regional sales teams, social media campaigns and referral program.

Strong Referral Program
We have a generous incentivized referral program for merchants and individuals who refer new subscribers to Makeba.

Community Events
Partnerships with local diasporas to gain exposure and turn users into brand ambassadors.

E-mail marketing
To promote referral program & downloads

Social Media & Advertising
Educate and expose the audience to the Makeba services. Reinforce the emotional connection to financial inclusion and empowerment.
Efforts will be targeted through ads on social media channels like Facebook, Twitter and Instagram.

Influencer Marketing and PR Buzz
Build relationships with individuals who have influence with our target groups.
Consistently pitching local and diaspora press outlets to cover Makeba stories.


$100,000,000
$75,000,000
$50,000,000
$25,000,000
$0
10,000,000
7,500,000
5,000,000
2,500,000
0
Financial Performance
Subscribers
Year 1
Year 2
Year 3
Year 4
Year 5
Total Revenue per Month
Total Expenses per Month
Subscribers Globally

By keeping administrative costs low and focusing on viral marketing efforts to drive user growth, margins can exceed 50%, while still being the lowest cost remittance and POS service available.

The above chart contains future-looking projections which cannot be guaranteed.

8. Let's move money forward together

It's time to bring millions of people into the modern economy. By creating a low-cost and easy to use financial platform we can give more people and economies a chance to develop and grow stronger.

The market is ready:
- Smartphone usage and wireless networks are growing rapidly in Africa
- The cost of remittances and card payments have stagnated
- Moving fast allows us to leapfrog competition and gain market share quickly.

Thank you,
Yamandou Alexander
CEO Makeba

Additional Reading
Key Markets Overview (14 pages)

Investor Q&A

– COLLAPSE ALL

What does your company do?

Makeba is a new financial network that combines money transfers and payments into a digital ecosystem that is highly secure, lightning-fast, and very low-cost. Customers and businesses transact securely and instantly without cash or credit cards using only their smartphones.

Where will your company be in 5 years?

While the opportunity is global, Makeba is first targeting Africa where the demand is high and our team is experienced. In 5 years we hope to be operational in all African countries as well as countries with sizable African diasporas, primarily western-Europe and the US. Our objective (which cannot be guaranteed) is to secure 9 million subscribers and $1 billion in revenue by 2025 .

Why did you choose this idea?

Income inequality is one of the most important challenges of our time. Technology allows us to address financial inclusion. We are in business to make money, but to do so in a socially responsible way. We go beyond moving money forward for our customers and offer them innovative products that solve their most acute pain points.

How far along are you? What's your biggest obstacle?

We have developed the technology and have a mature suite of products.
We have rolled out the service in Cabo Verde as a first test market and already the feedback has been really great.
We are fully operational in Cabo Verde with a current customer base of 1,500 users and growing by 75% per month. A rapidly growing number of businesses are accepting Makeba payments and we have even partnered with the Government to pay pensions with Makeba - the first time this has been done electronically.

Our biggest obstacle right now is quickly rolling out in more markets - most importantly the US and Europe.

Who competes with you? What do you understand that they don't?

Our main competitors are remittance services and payment processors.

The fin-tech market can seem crowded from afar but few offerings are proving competent. Many startups are relying on unproven virtual currencies which is not something that the African consumer is interested in. Makeba only uses real money and all our deposits are held in regulated, insured bank accounts.

We understand the services that African consumers want. We know the local markets and have solid networks from years of doing business in the region. And we also have the opportunity to be first-to-market in several countries.

How will you make money?

Our main sources of income are going to be:
1. Subscription fees for our money transfer plans
2. Remittance fees from money transfers
3. Payment processing fees from Merchants
4. Sale of airtime and data plans
5. Float from customer deposits
6. Revenues from government disbursements - benefits, payroll and service providers

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk in the short term is running out of cash before we can reach the scale at which we are profitable.

While Makeba has value as a purely inter-African remittance and payment service. We rely on the US and Europe to be the source of remittance that fuels our users accounts. It will be hard to become profitable quickly enough without these markets onboard in the next year.